FILED BY SXC HEALTH SOLUTIONS CORP.

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933

AND DEEMED FILED PURSUANT TO RULE 14a-12

UNDER THE SECURITIES EXCHANGE ACT OF 1934

SUBJECT COMPANY: CATALYST HEALTH SOLUTIONS, INC.

COMMISSION FILE NO.: 000-31014

The following Client FAQs were distributed to certain employees of SXC Health Solutions Corp. on April 18, 2012.

SXC Client FAQs

This morning it was announced that SXC has entered into an agreement to combine with Catalyst. I wanted to call and let you know what to expect as a result of this merger.

•	Two very successful and highly complementary companies.

•	Catalyst is a long-standing technology client of SXC. We know each other well and we respect their capabilities.

•	Combines best-in-class technology and operations with proven service model to enhance our ability to offer customized, flexible solutions.

•	Will position you to leverage our combined scale and operating effectiveness to drive savings.

•

Catalyst operates on the SXC IT platform, which will streamline integration activities. Both companies have a strong track record of successful integrations while maintaining business as usual. We expect the same results with this integration.

We are very excited about the opportunities this presents to you as our client. We look forward to working closely with you throughout the integration timeframe.

FAQs

How is this merger advantageous for clients?

•	These are two highly complementary businesses with a client-first philosophy.

•	It combines SXC expertise in technology and flexibility with Catalyst’s proven, client-centric model.

•	Enhanced size and scale to deliver more cost-effective solutions — greater ability to drive to generics, better control of costs, creating more efficiency in the supply chain.

The integration will be disruptive. How can I be assured that I won’t be impacted in a negative way?

•	Integration decisions will be made with an eye on enhancing results for our clients while minimizing or eliminating disruption.

•	SXC has a core competency of integrating acquired companies while delivering superb services to our clients, and this is exactly what you should expect during this integration.

How long will the integration take?

•	Integration planning will begin immediately, but we will not begin to implement those plans until after the transaction has been closed. Before that, the companies will continue to operate separately.

•	After the close, we expect the integration to take between 18 and 24 months.

Will my account team change?

•	We expect there will be no changes to your account team as a result of this transaction. You can expect your day-to-day company contacts to remain unchanged.

What will be the impact on my members?

•

Members will receive the same level of service. We will be looking at expanding access to tools and services that may not be available to your members today. All changes will be communicated through every touch point with members.

What services will be consolidated?

•	Decisions will be made based on how we can deliver the greatest value to our clients. This will be part of the integration planning and we will keep you informed as we move forward.

Will the retail network change?

•	You will continue to have access to current network pharmacies. Both companies have a nationwide retail pharmacy network, so there should be no change to your current network.

Will my pricing/service guarantees change?

•	Pricing and service guarantees will not change from what is outlined in your contract.

Is the name of the company going to change?

•	SXC will be the combined company name; any changes will be communicated to you.

Forward-Looking Statements

Certain statements included in this communication constitute “forward-looking statements” within the meaning of applicable securities laws. SXC cautions that such forward-looking statements involve known and unknown risks, uncertainties and other risks that may cause actual results to differ from those expressed or implied by those forward-looking statements. Numerous factors could cause actual results to differ materially from those in the forward-looking statements, including without limitation, the possibility that the expected efficiencies and cost savings from the proposed transaction will not be realized, or will not be realized within the expected time period; the risk that the SXC and Catalyst businesses will not be integrated successfully; the ability to obtain governmental approvals of the proposed transaction on the proposed terms and schedule contemplated by the parties; the failure of shareholders of SXC or Catalyst to approve the proposed transaction; disruption from the proposed transaction making it more difficult to maintain business and operational relationships; the risk of customer attrition; the possibility that the proposed transaction does not close, including, but not limited to, due to the failure to satisfy the closing conditions; and the ability to obtain the financing contemplated to fund a portion of the consideration to be paid in the proposed transaction and the terms of such financing. Further information concerning SXC and its business, including factors that potentially could materially affect SXC’s financial results, is contained in SXC’s filings with the Securities and Exchange Commission (the “SEC”), including the risks and uncertainties discussed under the captions “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in SXC’s 2011 Annual Report on Form 10-K and subsequent Form 10-Qs, which are available at www.sec.gov. Investors are cautioned not to put undue reliance on forward- looking statements. All subsequent written and oral forward-looking statements attributable to SXC or persons acting on SXC’s behalf are expressly qualified in their entirety by this cautionary statement. SXC disclaims any intent or obligation to update publicly these forward-looking statements, whether as a result of new information, future events or otherwise.

Important Additional Information

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. This communication is being made in respect of the proposed transaction involving Catalyst and SXC. The proposed transaction will be submitted to the shareholders of Catalyst and the shareholders of SXC for their consideration. In connection therewith, the parties intend to file relevant materials with the SEC, including a joint proxy statement/prospectus that will be mailed to shareholders. Such documents, however, are not currently available. BEFORE MAKING ANY VOTING OR INVESTMENT DECISIONS, INVESTORS AND SECURITY HOLDERS OF CATALYST AND/OR SXC ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION AND ANY OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders may obtain free copies of the proxy statement/prospectus and other documents containing important information about Catalyst and SXC, once such documents are filed with the SEC, through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by SXC will be available free of charge on SXC’s website at www.sxc.com under the heading “Investor Information” or by contacting SXC’s Investor Relations Department at 630-577-3100. Copies of the documents filed with the SEC by Catalyst will be available free of charge on Catalyst’s website at www.catalysthealthsolutions.com under the heading “Investor Information” or by contacting Catalyst’s Investor Relations Department at 301-548-2900.

SXC, Catalyst and certain of their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of SXC is set forth in its proxy statement for its 2012 annual meeting of stockholders, which was filed with the SEC on April 2, 2012. Information about the directors and executive officers of Catalyst is set forth in its proxy statement for its 2011 annual meeting of shareholders, which was filed with the SEC on

April 28, 2011. These documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.